UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. [    ])*

PetSmart, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

716768106

(CUSIP Number)

Jimmy Teo

GIC Private Limited

168, Robinson Road

#37-01, Capital Tower

Singapore 068912

+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106	SCHEDULE 13D	Page 2

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 608,080
	8.	Shared Voting Power 128,999
	9.	Sole Dispositive Power 608,080
	10.	Shared Dispositive Power 128,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 737,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 0.7%[1]
14.	Type of Reporting Person: CO

[1]	The percentages used herein are calculated based upon 99,431,417 Shares outstanding, which reflects the number of Shares outstanding as of December 12, 2014, as represented in the Merger Agreement (as defined below).

CUSIP No. 716768106	SCHEDULE 13D	Page 3

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.0001 per share (the “Shares”), of PetSmart, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 19601 North 27th Avenue, Phoenix, Arizona 85027.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed by GIC Private Limited (“GIC” or the “Reporting Person”). GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves. GIC is a private company limited by shares organized under the laws of the Republic of Singapore.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship

Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Minister for Trade & Industry	Singapore Citizen

Heng Swee Keat	Ministry for Education 1 North Buona Vista Drive Singapore 138675	Minister for Education	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Minister for Finance	Singapore Citizen

CUSIP No. 716768106	SCHEDULE 13D	Page 4

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security & Minister for Home Affairs	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd & Singapore Tourism Board	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Raymond Lim Siang Keat	62 Namly Garden Singapore 267390	Chairman, APS Asset Management	Singapore Citizen

Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Ltd	Singapore Citizen

Loh Boon Chye	50 Collyer Quay #14-01 OUE Bayfront Singapore 049321	Dy President (APAC), BofA Merrill Lynch	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S Dhanabalan	1E Chatsworth Avenue Singapore 249842	Member, Council of Presidential Advisors	Singapore Citizen

CUSIP No. 716768106	SCHEDULE 13D	Page 5

Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

On December 14, 2014, the Issuer announced in a press release (included as Exhibit 99.1 and incorporated by reference herein) that the Issuer, Argos Holdings Inc. (“Parent”) and Argos Merger Sub Inc. (“Merger Sub”) had entered into an Agreement and Plan of Merger dated as of December 14, 2014 (the “Merger Agreement”), pursuant to which, at the Effective Time (as defined therein), Merger Sub will be merged with and into the Issuer (the “Merger”) and each share of the Issuer’s Common Stock outstanding immediately prior to the Effective Time (the “Shares”), other than Dissenting Shares (as defined in the Merger Agreement) and Shares owned by the Issuer, Parent and any direct or indirect holding company of Parent, including the Shares subject to the Rollover Agreement (as defined below), shall be converted into the right to receive $83.00 in cash. Consummation of the Merger is subject to approval of the Issuer’s stockholders and certain additional conditions. The foregoing description of the Merger Agreement in this Item 4 is qualified in its entirety by reference to the Merger Agreement included as Exhibit 99.2 and incorporated by reference herein.

It is anticipated that the funding for the transactions (the “Transactions”) contemplated by the Merger Agreement will consist of (i) equity financing in the form of up to approximately $1.83 billion in cash to be contributed to Parent by (A) funds or other entities affiliated with or established by BC Partners, Inc. (“BC Partners”), (B) La Caisse de dépôt et placement du Québec, (C) Kokoro Investment Pte. Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“Kokoro”), which is managed by GIC Special Investments Pte. Ltd. (“GICSI”), a wholly owned subsidiary of the Reporting Person and (D) affiliates of StepStone Group LP (such affiliates collectively, “StepStone”) and (ii) debt financing of approximately $6.20 billion and a $750 million senior secured ABL facility to be provided by Citigroup Global Markets, Nomura

CUSIP No. 716768106	SCHEDULE 13D	Page 6

Securities International, Inc., Jefferies Finance LLC, Barclays Bank PLC and Deutsche Bank AG and, in some cases, certain of their affiliates. In addition, Longview Asset Management, LLC (“Longview”), on behalf of its clients, will contribute the Rollover Shares (as defined below) to Parent immediately prior to the Effective Time (as defined in the Merger Agreement) in exchange for equity interests in Parent (the “Longview Rollover”).

In connection with the Merger Agreement, (i) BC Partners, (ii) La Caisse de dépôt et placement du Québec, (iii) Kokoro and (iv) StepStone (the foregoing persons referred to in items (i), (ii), (iii) and (iv) are referred to as the “Equity Sponsors”) provided equity commitment letters (the “Equity Commitment Letters”) to Parent, pursuant to which the Equity Sponsors severally committed, on the terms and subject to the conditions contained therein, to contribute (or cause to be contributed) to Parent up to an aggregate of $1.83 billion in connection with the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the Equity Commitment Letter executed by Kokoro (the “Kokoro Equity Commitment Letter”), Kokoro has agreed, on the terms and subject to the conditions contained therein, to contribute to Parent an aggregate amount up to $250 million. The foregoing description of the Kokoro Equity Commitment Letter disclosed in this Item 4 is qualified in its entirety by reference to the Kokoro Equity Commitment Letter included as Exhibit 99.3 and incorporated by reference herein.

The Equity Sponsors also provided termination fee commitment letters (the “Termination Fee Commitment Letters”) to Parent and the Issuer, pursuant to which the Equity Sponsors have severally agreed, on the terms and subject to the conditions contained therein, to purchase (by payment to Parent or its designee(s), including the Issuer (or its designees)) common equity securities of Parent for purposes of allowing Parent to pay a termination fee and reimburse or indemnify the Issuer with respect to certain expenses and liabilities in connection with the Merger, subject to the respective caps set forth therein. Pursuant to the Termination Fee Commitment Letter executed by Kokoro (the “Kokoro Termination Fee Commitment Letter”), Kokoro has agreed, on the terms and subject to the conditions contained therein, to purchase (by payment to Parent or its designee(s), including the Issuer (or its designees)) common equity securities of Parent for purposes of allowing Parent to pay a termination fee and reimburse or indemnify the Issuer with respect to certain expenses and liabilities in connection with the Merger, in an aggregate amount up to $69,619,447.36. The foregoing description of the Kokoro Termination Fee Commitment Letter disclosed in this Item 4 is qualified in its entirety by reference to the Kokoro Termination Fee Commitment Letter included as Exhibit 99.4 and incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, Longview and Parent entered into a Rollover Commitment Letter, dated December 14, 2014 (the “Rollover Agreement”). Pursuant to the Rollover Agreement, Longview agreed, subject to the terms and conditions of the Rollover Agreement, to cause 3,012,050 Shares owned by certain clients of the Longview (the “Rollover Shares”), to be transferred and contributed, immediately prior to the Closing (as defined in the Merger Agreement), to Parent in exchange for equity interests of Parent.

Concurrently with the execution of the Merger Agreement, Kokoro, Caisse de dépôt et placement du Québec, StepStone K Strategic Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Capital Partners III, L.P., StepStone Capital

CUSIP No. 716768106	SCHEDULE 13D	Page 7

Partners III Offshore Holdings, L.P., BC European Capital IX-1 to 11 LP and Longview (the “Investors”) and Parent entered into an Interim Investors Agreement, which governs certain actions of Parent and the Investors with respect to the Merger Agreement, the Rollover Agreement, the Equity Commitment Letters, the Termination Fee Commitment Letters and the transactions contemplated by the foregoing. Pursuant to the Interim Investors Agreement, the Majority Holder (as defined therein) may cause Parent to take or refrain from taking any action with respect to the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions. The Interim Investors Agreement also provides for the sharing among the Investors (other than Longview) of the termination fee that may become payable by the Issuer to Parent. The foregoing description of the Interim Investors Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Interim Investors Agreement included as Exhibit 99.5 and incorporated by reference herein.

The purpose of the Transactions is for Parent to acquire all of the outstanding Shares through the Merger. If the Merger is consummated, the Shares will be delisted from Nasdaq and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by Parent.

The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including, but not limited to, the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. GICSI and Kokoro are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

The foregoing does not purport to be or contain a complete description of the Merger Agreement, the Interim Investors Agreement, any of the Equity Commitment Letters, any of the Termination Fee Commitment Letters or the Rollover Agreement.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Person as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Number of Outstanding Shares[1]
GIC	737,079	0.7%	99,431,417

The Reporting Person is filing this Schedule 13D out of an abundance of caution as a result of the Longview Rollover. The Reporting Person expressly disclaims being a member of a “group” with Longview or any of its affiliates or any other shareholder with respect to the

[1]	This figure is based upon information as represented in the Merger Agreement, indicating that, as of December 12, 2014, there were 99,431,417 Shares outstanding.

CUSIP No. 716768106	SCHEDULE 13D	Page 8

Issuer or the Shares for purposes of Section 13(d) or Section 13(g) of the Exchange Act and expressly disclaims any beneficial ownership of Shares beneficially owned by Longview, or any of its affiliates or any other shareholder. The filing of this Schedule 13D by the Reporting Person shall not be construed as an admission that the Reporting Person or any of its affiliates, for any and all purposes, is a member of a group with Longview, or any of its affiliates or any other shareholder of the Issuer or that the Reporting Person beneficially owns any Shares beneficially owned by Longview or any other shareholder.

GIC is a fund manager and has only 2 clients — the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any Shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of 608,080 Shares beneficially owned by it. GIC shares power to vote and dispose of 128,999 Shares beneficially owned by it with MAS. GIC, GoS and MAS disclaim membership in a group.

(c) The trading dates, number of Shares acquired and disposed of, price per Share, and how the transactions were effected for all transactions in the Shares by the Reporting Person within the past sixty days is set forth in Exhibit 99.6.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Issuer Press Release, dated December 14, 2014 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed on December 15, 2014).

Exhibit 99.2: Agreement and Plan of Merger, dated as of December 14, 2014, by and among Argos Holdings Inc., Argos Merger Sub Inc. and PetSmart, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 16, 2014).

Exhibit 99.3: Equity Commitment Letter, dated as of December 14, 2014, between Kokoro Investment Pte. Ltd. and Argos Holdings Inc.

Exhibit 99.4: Termination Fee Commitment Letter, dated as of December 14, 2014, among Kokoro Investment Pte. Ltd., Argos Holdings Inc. and PetSmart, Inc.

Exhibit 99.5: Interim Investors Agreement, dated as of December 14, 2014, among the Reporting Person, Argos Holdings Inc. and the other investors named therein.

CUSIP No. 716768106	SCHEDULE 13D	Page 9

Exhibit 99.6: Schedule of Transactions, in response to Item 5(c).

CUSIP No. 716768106	SCHEDULE 13D	Page 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name: Lim Eng Kok
Title: Senior Vice President

By:	/s/ Jimmy Teo
Name: Jimmy Teo
Title: Senior Vice President

December 23, 2014

Attention:	Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).